Metaline Mining & Leasing Company

1611 N. Molter Road, Ste. 201 ● Liberty Lake, Washington 99019

(509) 892-5287 ph ● (509) 892-5318 fax

June 13, 2005

Ms. Melinda Kramer

Securities & Exchange Commission

MS 0405

450 Fifth Street, N.W.

Washington, D.C. 10540-0405

Re:

Metaline Mining & Leasing Company

Preliminary Proxy Materials on Schedule 14C filed April 21, 2005

File No. 0-01428

Form 10-KSB for the year ended December 31, 2004

Filed April 18, 2005

File No. 0-01428

Form 10-QSB for the period ended March 31, 2005

Filed May 20, 2005

File No. 0-01428

Dear Ms. Kramer:

In connection with responding to the SEC staff comments of June 13, 2005, please be advised the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Tim Hunt

Tim Hunt, President